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JEREMY SENDEROWICZ Jeremy.senderowicz@dechert.com +1 212 641 5669 Direct +1 212 698 3599 Fax

October 24, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Jeffrey A. Foor, Division of Investment Management

Re:	Pine Grove Alternative Fund (the “Feeder Fund”)
(File Nos. 333-189792; 811-22861)
Pine Grove Alternative Institutional Fund (the “Master Fund”)
(File Nos. 333-189791; 811-22860) (each a “Registrant”)

Dear Mr. Foor:

Thank you for the telephonic comments that you and your colleagues have provided relating to each Registrant’s amended registration statement on Form N-2, filed with the Commission on August 22, 2013. Each Registrant has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to each Registrant’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Pre-Effective Amendment No. 2 (the “Amendment”) to each Registrant’s registration statement on Form N-2, which will be filed via EDGAR on or about the date hereof.

COMMENTS TO THE REGISTRATION STATEMENTS

Comment 1.	Please provide audited financial statements of the Master Fund’s predecessor fund, Pine Grove Institutional Partners II Ltd. (the “Predecessor Fund”), for the last two completed fiscal years, along with more recent unaudited financial statements for this fund and pro forma financials reflecting the impact of the reorganization.

Response 1. Per our discussions, each Amendment includes the requested financial statements. We also note that (a) as the Predecessor Fund commenced operations on January 1, 2012, audited financial statements are only available for

US  Austin  Boston  Charlotte  Hartford  Los  Angeles  New York  Orange  County  Philadelphia  Princeton  San Francisco

Silicon Valley  Washington DC  EUROPE  Brussels  Dublin  London  Luxembourg   Moscow  Munich  Paris  ASIA  Beijing

Hong Kong

one year rather than two and (b) we have supplementally provided a schedule of investments as of December 31, 2012 containing detail consistent with the requirements of Rule 3-18 of Regulation S-X.

Comment 2.	Please remove “expenses in connection with holding and/or soliciting proxies for a meeting of shareholders” from the Funds’ definition of “extraordinary expenses.” “Extraordinary expenses” is a term of art under generally accepted accounting principles that does not include this item.

Response 2. The disclosure has been revised accordingly.

Comment 3.	Please recalculate the expense example figures in the “Summary of Fees and Expenses” section of each prospectus. Based on our calculations, the Registrants’ figures appeared to be too low, due to: (i) incorrect application of the sales charge (Feeder Fund only); and (ii) the application of the expense reimbursement arrangement for the full ten years of the example (rather than the period for which the arrangement is expected to continue)(each Registrant).

Response 3. The expense examples have been recalculated and revised accordingly. The revised examples only include the effect of the expense reimbursement for the initial term of the investment advisory agreement.

Comment 4.	Please clarify why, if the Funds are not expected to commence operations until January 1, 2014, you are requesting that the Funds’ registration statements be declared effective at this point.

Response 2. As is disclosed in each Fund’s prospectus, the Funds expect that various third-party intermediaries will be interested in offering their clients the ability to purchase shares of a Fund (for example, in the case of the Feeder Fund, certain major broker-dealers offer platforms which provide their clients with the ability to invest in funds such as the Feeder Fund). The Funds would like to finalize as many arrangements as possible prior to the commencement of the Funds’ operations at the beginning of 2014. As a practical matter, finalizing arrangements with those intermediaries can take up to two months and the intermediaries often require a fund to have an effective registration statement before proceeding with such arrangements. Accordingly, the Funds would like to have their registration statements declared effective as soon as possible.

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In addition, we are authorized by our client to acknowledge the following on each Registrant’s behalf:

•	each Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	each Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5669 or my colleague Aisha J. Hunt at (415) 262-4594. Thank you.

Best regards,

/s/ Jeremy Senderowicz

Jeremy Senderowicz

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